FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

  X

        Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

July 8, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	17,116,212
ADD:	Stock Options Exercised	2,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	17,118,212

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				904,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
*	May 15,2003	Xiaolin Charlie Cheng	May 14,2008	$8.50	40,000
*	May 21,2003	Xianda Wang	May 20,2008	$6.70	20,000

				SUBTOTAL	60,000

*

Stock Options were approved at the Company’s Annual and Special Meeting held on June 5, 2003.

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
June 10, 2003	Laura Bennetto	Dec.6,2002	$6.90	(2,000)

			SUBTOTAL	(2,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,566,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			0
	Additional shares Listed Pursuant to the Plan (ADD)			570,000
	Stock Options Granted (SUBTRACT)			(510,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			60,000

All information reported in this Form is for the month of June 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	July 7, 2003

EXPLORATION UPDATE

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

LIAM SILVER-GOLD PROJECT, PERU

June 10, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-T) is pleased to provide the following exploration update on the Boka Project China and the Liam Silver-Gold Project, Peru.

At the Boka Gold Project in Yunnan Province, China four diamond drill rigs are testing an extensive structurally controlled stratabound gold system at an approximate 200 metre drill spacing.  Drilling is now concentrating in an area from Boka 1 South to Boka 7 where a three kilometre long gold-in-soil anomaly was defined by detailed soil geochemistry completed by the Company.  The soil anomaly is open to the south.  Four exploration tunnels are being excavated at Boka 1 North, Boka 1 South and Boka 11.  All four tunnels have encountered mineralization and samples have been shipped to Langfang Laboratory in Beijing for sample preparation and analyses.

Presently, samples from three drillholes, namely B03-06, B03-09b and B03-02a (from 240.25 metres to 398.4 metres) are waiting to be flown to Vancouver from Beijing.  It is anticipated that these samples will be in Vancouver by weekend.  Core from hole B03-07 is being prepped at Langfang.  Hole B03-09b is a re-drill of B03-09, where the drill rods became stuck at 200 metres and the hole could not be completed.

The four holes in progress are B03-08, B03-10, B03-11 and B03-12.  Hole B03-10 was collared near Boka 7 three kilometres south of Boka 1 South and is presently at a depth of 242.7 metres with variable amounts of quartz-carbonate stockwork plus sulphides from 90.85 metres and continues.  B03-08 is at 422.6 metres with variable amounts of quartz-carbonate stockwork and sulphides starting from 146 metres.

The Company is also mobilizing a small portable rig to drill test bonanza grade mineralization encountered in tunnel XG-15.

The President of Southwestern, John Paterson stated “The drilling program at Boka continues to illustrate the exceptional extent of the gold mineralization.  Also, the appearance of heavy sulphide mineralization in our first exploration tunnel at Boka 11 is very encouraging”.

For drill hole collar location, see our website www.swgold.com.

Metallurgical test work on four 200 kilogram samples of various ore types is ongoing at SGS Lakefield Research in Ontario, Canada.  It is anticipated that results of the test work will be known in three weeks.

First phase exploration was completed on the Sichuan Joint Venture located north and west of Boka.  Sampling included 800 stream sediment and 200 rock chip samples.  The Sichuan Joint Venture covers about 1,000 square kilometres.  During the course of first phase exploration, 20 areas with gold diggings in a similar geological environment as that seen at Boka were discovered.

On the Liam Project located in southern Peru, road building to access Cerro Crespo is nearly complete and the drill rig is being mobilized.  An initial 2,000 metre first phase drilling program will start in two weeks.  The drilling is testing high grade silver with gold credits in diatreme breccias within a high sulphidation alteration zone.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.  All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to ALS Chemex Laboratories in Vancouver, BC for screen-fire assay.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.

The regional exploration program is being carried out by Dr. Charlie Cheng (PhD University of British Columbia).  The exploration on the main Boka zones is being carried out by Dr. Xianda Wang (PhD University of Saltzberg, Austria), both under the direct supervision of Mr. John Paterson (Member, AUSIMM – the Qualified Person for the Project), President of Southwestern, and is conducted with the assistance and cooperation of Team 209, the Company’s partner in the Boka Joint Venture.

Team 209 has been producing gold at Boka since late 2000 and will continue their mining operation within a restricted area during the earn-in phase.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with securities regulators. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

DRILLING COMMENCES ON THE

LIAM SILVER GOLD PROJECT, PERU

June 27, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-T) is pleased to announce that a first phase 2,000 metre diamond drilling program has commenced on the Liam high grade silver property located in southern Peru.  The first phase drilling program will test high grade silver zones with gold credits associated with diatreme breccias in a high sulphidation alteration system extending 4,000 metres by 2,500 metres.  Initial drilling will focus on Cerro Crespo where the Company recently completed a second phase of rock chip channel sampling.  Cerro Crespo is a prominent flat topped ridge extending for 600 metres in a northwest-southeast direction with relief of over 200 metres.  The ridge is strongly silicified and made up of several types of breccias containing vuggy silica, alunite, barite and hematite.

A further 85 rock chip channel samples have been collected on Cerro Crespo bringing the total to 410.  Twelve holes are planned in the first phase with average hole depths of 150 metres.  Results will be announced when received.

A proposed drill hole location map is posted on the Company’s website at www.swgold.com.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo., (independent qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com